Mary Ann Frantz maryann.frantz@millernash.com 503.205.2552 (direct)

June 28, 2024

Via EDGAR

Office of Mergers & Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Perry Hindin

Subject:	CytoDyn Inc. Schedule TO-I/A filed June 20, 2024 File No. 005-79349

Ladies and Gentlemen:

On behalf of CytoDyn Inc. (the “Company”), we are hereby responding to the oral comments received on June 21, 2024 (the “Oral Comments”), from Perry Hindin with the Office of Mergers & Acquisitions of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Schedule TO-I filed on June 3, 2024, as amended by Amendment No. 1 to Schedule TO filed on June 20, 2024 (together, the “Schedule TO”), in connection with the Company’s offer to amend and exercise certain warrants of the Company (the “Exercise Offer”).

For ease of reference, set forth below in bold are a summary of the comments of the staff of the Commission (the “Staff”) with respect to the Schedule TO, as stated in the Oral Comments. The Company’s response is set forth below each comment.

Concurrently with the filing of this response letter to the Commission as CORRESP on EDGAR, the Company is filing Amendment No. 2 to the Schedule TO (“Amendment No. 2”) and has caused the dissemination of a copy of Amendment No. 2 to holders of all Original Warrants.

In addition to addressing comments raised by the Commission in the Oral Comments, the Company, as described in Amendment No. 2, has revised the Exercise Offer to incorporate by reference the Company’s Current Report on Form 8-K filed with the Commission on June 28, 2024.

The Company has authorized us to respond to the Oral Comments as follows:

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Division of Corporation Finance June 28, 2024 Page 2

Schedule TO-I/A filed June 20, 2024

1.We note that the disclosure in the section entitled “Description of the Exercise Offer” includes the following statement: “The Original Warrants represent 75% of our outstanding warrants. The balance of our outstanding warrants generally have different, and primarily lower, exercise prices.” Given the use of the word “generally,” we refer the Registrant to Exchange Act Rule 13e-4(f)(8)(i), which states that no issuer or affiliate shall make a tender offer unless the tender offer is open to all security holders of the class of securities subject to the tender offer. Please confirm via written response that the balance of warrants referred to therein represents different classes of warrants than the classes currently subject to the Exercise Offer.

Response to Comment #1

The Company confirms that the outstanding warrants that are not subject to the Exercise Offer represent classes of warrants with different exercise prices than the classes currently subject to the Exercise Offer.

2.We note that the disclosure in the section entitled “Conditions to the Exercise Offer” includes the following condition: “There will have been threatened or instituted or be pending any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the Exercise Offer or otherwise relating in any manner, to the Exercise Offer”. We refer the Registrant to Compliance and Disclosure Interpretation 101.01 of the Commission’s Tender Offer Rules and Schedules, which states that a tender offer may be subject to conditions only where the conditions are based upon objective criteria and otherwise not within the offeror’s control, and whether or not each condition has been triggered should be objectively verifiable. Please revise the condition in the referenced disclosure so that it is objectively determinable.

Response to Comment #2

The referenced disclosure has been revised in Amendment No. 2 as follows (with new language in bold): “There will have been threatened in writing or instituted or be pending any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the Exercise Offer or otherwise relating in any manner, to the Exercise Offer”.

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Division of Corporation Finance June 28, 2024 Page 3

3.We note that the disclosure in the section entitled “Conditions to the Exercise Offer” includes the following condition: “any general suspension of trading in, or limitation on prices for, our shares of common stock in an over the-counter market in the United States”. We refer the Registrant again to Compliance and Disclosure Interpretation 101.01 of the Commission’s Tender Offer Rules and Schedules. Please revise the condition to include an explanation of what is considered a limitation on prices for securities in an over-the-counter market in the United States.

Response to Comment #3

The referenced disclosure has been revised in Amendment No. 2 as follows (with deleted language in ~~strike-through~~): “any general suspension of trading in~~, or limitation on prices for,~~ our shares of common stock in an over the-counter market in the United States”.

If you have any questions with respect to the foregoing responses, please feel free to call me at (503) 205-2552.

Very truly yours,

/s/ Mary Ann Frantz